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April 8, 2009

VIA EDGAR
US  Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Withdrawal of Post-Effective Amendment
File No. 333-156867 and, by submission error, File No. 811-99999

Dear Sir or Madame:

We respectfully request withdrawal of the following Post-Effective Amendment to the Registration Statement on Form N-4, File Nos. 333-156867, filed on April 7, 2009.

The accession numbers for this filing are Acc-no: 0000950123-09-006204 (33 Act) and, by submission error, Acc-no: 0000950123-09-006204 (40 Act).

This filing was for an unregistered investment company and should not have been submitted under File No. 811-99999.

Should you have any questions or comments, please contact me at (212) 578-5334.

Sincerely,

Myra L. Saul
Associate General Counsel